

Mail Stop 3561

December 14, 2010

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
10745-178 Street
Edmonton, Alberta, Canada T5S 1J6

> **Re:     Green Oasis Environmental, Inc.**
> **Item 4.01 Form 8-K**
> **Item 4.02 Form 8-K**
> **Filed December 1, 2010**
> **File No.  033-68304-02**

Dear Mr. Margiotta:

We have reviewed your response letter dated December 7, 2010 and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days.  Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

General

1.  Please file an amended 8-K to disclose the following:
    *   That the original 8-K filed on 12/1/10 erroneously included information under Item 4.01 concerning the hiring of an accountant and the restatement of financial statements and such disclosure was made in error and should not have been included.
    *   That the original 8-K filed on 12/1/10 erroneously included information under Item 4.02 concerning the restatement of financial statements, as audited financial statements have not been filed.
    *   Include further detail concerning when the company changed ownership, the fact that the company was dormant from 1999 to 2009 and as a result, the company's annual and quarterly reports have been delinquent and there was no prior auditor to dismiss as a result of the dormancy and related delinquency in filing reports.
    *   That the company is in the process of finding and engaging a PCAOB registered accounting firm in order to bring the financial statements current.  State that the company has not filed audited financial statements in an annual report on Form 10-K.  Include your statement from your response to comment 6 in your letter dated December 7, 2010 that the company will file an Item 4.01 8-K when a PCAOB registered accounting firm is engaged.

If you have any questions, please call me at (202) 551-3624.

Sincerely,


Heather Clark
Staff Accountant